3/12/04

04004747

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Att 3/11/2004

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45286

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Legend Equities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4600 East Park Drive
(No. and Street)

Palm Beach Gardens (City) FL (State) 33410 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paula Golino (561) 694-0110
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

1000 Walnut Street (Address) Kansas City (City) MO (State) 64106-2170 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not résident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Glenn Ferris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Legend Equities Corporation, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Natalie Attonito
My Commission DD086193
Expires January 23, 2006

Notary Public

Signature

President

Title

Natalie Attonito
My Commission DD086193
Expires January 23, 2006

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

LEGEND EQUITIES CORPORATION

Financial Statements and Schedules

December 31, 2003 and 2002

(With Independent Auditors' Report Thereon)

KPMG LLP
Suite 1600, 1000 Walnut
P.O. Box 13127
Kansas City, MO 64106

Independent Auditors' Report

The Board of Directors
Legend Equities Corporation:

We have audited the accompanying balance sheets of Legend Equities Corporation (the Company), a wholly owned subsidiary of Waddell & Reed Financial, Inc., as of December 31, 2003 and 2002, and the related statements of income, owner's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Legend Equities Corporation as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 through 3 is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in our audits of the financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

KPMG LLP

Kansas City, Missouri
January 23, 2004

LEGEND EQUITIES CORPORATION

Balance Sheets

December 31, 2003 and 2002

Assets		2003	2002
Assets:			
Current assets:			
Cash and cash equivalents	$	2,211,145	1,994,484
Accounts receivable		1,750,098	1,519,457
Income taxes receivable		—	306,668
Receivable from affiliate (note 4)		217,691	—
Prepaid expenses and other current assets		289,400	270,729
Total assets	$	4,468,334	4,091,338
Liabilities and Owner's Equity			
Liabilities:			
Current liabilities:			
Commissions payable	$	1,374,107	1,167,651
Accounts payable and accrued expenses		319,112	68,784
Income taxes payable		63,994	—
Payable to parent (note 4)		—	176,322
Payable to affiliate (note 4)		—	46,080
Total liabilities		1,757,213	1,458,837
Owner's equity:			
Common stock, no par. Authorized 1,500 shares; issued and outstanding 100 shares		—	—
Retained earnings		2,711,121	2,632,501
Total owner's equity		2,711,121	2,632,501
Contingencies (note 9)			
Total liabilities and owner's equity	$	4,468,334	4,091,338

See accompanying notes to financial statements.

LEGEND EQUITIES CORPORATION

Statements of Income

Years ended December 31, 2003 and 2002

		2003	2002
Revenue:			
Distribution fees	$	19,249,088	18,004,547
Investment and other		1,739,056	1,628,710
Total revenue		20,988,144	19,633,257
Expenses:			
Commission expense		15,423,329	14,350,549
Selling expense		788,325	578,265
General and administrative		4,621,272	3,853,575
Total expenses		20,832,926	18,782,389
Income before income taxes		155,218	850,868
Income taxes (note 5)		76,598	333,392
Net income	$	78,620	517,476

See accompanying notes to financial statements.

LEGEND EQUITIES CORPORATION

Statements of Owner's Equity

Years ended December 31, 2003 and 2002

		Paid-in capital	Retained earnings	Total owner's equity
Balance at December 31, 2001	$	—	2,315,025	2,315,025
Net income		—	517,476	517,476
Dividends paid		—	(200,000)	(200,000)
Balance at December 31, 2002		—	2,632,501	2,632,501
Net income		—	78,620	78,620
Balance at December 31, 2003	$	—	2,711,121	2,711,121

See accompanying notes to financial statements.

LEGEND EQUITIES CORPORATION

Statements of Cash Flows

Years ended December 31, 2003 and 2002

		2003	2002
Cash flows from operating activities:			
Net income	$	78,620	517,476
Adjustments to reconcile net income to net cash provided by operating activities:			
Changes in assets and liabilities:			
Accounts receivable		(230,641)	(29,221)
Receivable from affiliate		(217,691)	—
Prepaid expenses and other assets		(18,671)	(117,270)
Income taxes receivable		306,668	(188,019)
Accounts payable and accrued expenses		250,328	66,185
Commissions payable		206,456	(103,952)
Income taxes payable		63,994	—
Payable to affiliate		(46,080)	20
Payable to parent		(176,322)	176,322
Net cash provided by operating activities		216,661	321,541
Cash flows from financing activities:			
Dividends to parent		—	(200,000)
Net increase in cash and cash equivalents		216,661	121,541
Cash and cash equivalents at beginning of year		1,994,484	1,872,943
Cash and cash equivalents at end of year	$	2,211,145	1,994,484
Supplemental disclosures of cash flow information:			
Cash paid (received) during the year for income taxes	$	(294,064)	521,411

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Description of Business

Legend Equities Corporation (the Company) is a subsidiary of Legend Group Holdings, LLC. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers, Inc. (NASD). In addition, the Company is also a licensed insurance agency.

On March 31, 2000, all of the capital stock of the Legend Group of Companies, which included the Company, was acquired by Waddell & Reed Financial, Inc. (WDR). Following the purchase of the Company by WDR, the Company's former parent, Service Management Advisory Corporation, was merged with the Company along with LEC Insurance Agency, another affiliated company acquired by WDR. LEC Insurance Agency had no activity during fiscal years 2002 and 2003. This merger has been accounted for at historical cost as a result of common ownership following the acquisition by WDR. WDR did not use pushdown accounting to account for the purchase of the Company and, therefore, all goodwill is accounted for in Legend Group Holdings, LLC, the Company's parent, following the acquisition.

The Company sells mutual funds, variable products, stocks, and insurance products. The Company enters into securities and insurance transactions in its capacity as agent for customers. The Company's major sources of revenues consist of distribution fees earned on new sales of mutual fund products and trailing commissions on existing eligible assets. Other sources of revenue include fees for marketing support, networking fees, and insurance commissions. The Company's clients are located throughout the United States.

(b) Cash and Cash Equivalents

Cash includes cash on hand and short-term investments. The Company considers all highly liquid debt instruments with original maturities of 90 days or less to be cash equivalents.

(c) Revenue Recognition

Distribution revenue and expenses (and related receivables and payables) resulting from securities transactions are recorded on the date on which the order to buy or sell securities is executed.

(d) Income Taxes

The accounts of the Company are included in the consolidated Federal income tax return filed by WDR. The Company's Federal income tax provision has been recorded on the same basis as if a separate return had been filed. Florida and New York state taxes are allocated based upon sales in each state.

(e) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare its financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(Continued)

(2) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003 the Company had net capital of $1,696,885, which was $1,579,737 in excess of its required net capital of $117,148. The Company's ratio of aggregate indebtedness to net capital was 1.04 to 1 at December 31, 2003. The difference between net capital and owner's equity is the nonallowable assets, which are excluded from net capital.

(3) Owner's Equity

On March 31, 2000, all of the Company's capital stock was acquired and then retired by WDR. The excess of the liabilities over assets of the Company's former parent, Service Management Advisory Corporation, which was merged with the Company after being acquired by WDR in March 2000, was reflected as a reduction in owner's equity in the accompanying financial statements. Dividends of $0 and $200,000 were paid to Legend Group Holdings, LLC during 2003 and 2002, respectively.

(4) Transactions with Related Parties

Advisory Services Corporation, an affiliated company, pays expenses, which include home office overhead expenses, salaries, benefits, and Federal and state income taxes for all subsidiaries of Legend Group Holdings, LLC, including the Company. The Company then reimburses Advisory Services Corporation for expenses paid on the Company's behalf. At December 31, 2003, Advisory Services Corporation owed the Company $217,691, of which $211,331 was due to a tax refund and the remaining balance was for miscellaneous items owed to the Company. At December 31, 2002, the Company owed Advisory Services Corporation $46,080, for expenses incurred.

Beginning January 1, 2002, the Company's employees are eligible to participate in a defined benefit plan sponsored by their parent company, WDR, who contributes to the pension plan on behalf of the Company. The Company reimburses WDR for the portion of the contribution attributable to the Company's employees. The amount payable to parent at December 31, 2003 and 2002 was $0 and $176,322, respectively.

The Company received distribution fee revenue from WDR of $1,672,376 and $1,435,000 in 2003 and 2002, respectively.

(5) Income Taxes

The components of total income tax expense for the years ended December 31, 2003 and 2002 were as follows:

		2003	2002
Current income tax expense:			
Federal	$	63,018	280,881
State and local		13,580	52,511
Total current income tax expense	$	76,598	333,392

The Company has no deferred tax assets or liabilities. The impact of any temporary differences, which is not considered material, is recorded at the parent level.

(6) Savings and Investment Plan

On March 31, 2000, the Company adopted WDR's 401(k) plan. This plan provides for a 100% Company match on the first 3% of income and 50% on the next 2% of income, not to exceed 4% of the employee's eligible salary. The Company's contributions to the WDR 401(k) plan for the years ended December 31, 2003 and 2002 were $54,208 and $50,889, respectively.

(7) Pension Plan

As of January 1, 2002, employees of the Company were eligible to participate in the pension plan maintained by their parent company, WDR. The retirement plan covers substantially all employees. Benefits payable under the plan are based on employees' years of service and compensation during the final 10 years of employment. This plan invests in equity securities of large-capitalization companies, investment-grade corporate and government bonds, and cash and cash equivalents.

At December 31, 2003, the actuarial accrued liability of the plan attributable to the parent was $11,609,000 and, similarly, the net assets available for benefits were $64,087,000. Contributions made by WDR on behalf of the Company were $320,000 in 2003. A stand-alone financial report is issued for the Plan; however, an actuarial determination is not made for individual subsidiaries. The report may be obtained from the WDR.

(8) Rental Expense and Lease Commitments

The Company leases its home office buildings and certain sales and other office space under long-term operating leases. Rent expense was $995,563 and $787,026 for the years ending December 31, 2003 and 2002, respectively. Future minimum rental commitments under noncancelable operating leases for the years ended December 31 are as follows:

2004	$	885,744
2005		897,853
2006		867,539
2007		730,104
2008		578,614
Thereafter		748,113
	$	4,707,967

New leases are expected to be executed as existing leases expire. Thus, future minimum lease commitments are not expected to be less than those in 2003.

(Continued)

(9) Contingencies

The Company is a party to various claims arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, any adverse determination in one or more pending claims would not have a material adverse effect on the Company's financial position or results of operations.

(10) Restricted Stock of WDR

On December 31, 2002, WDR issued restricted stock to certain employees of Legend Group Holdings, LLC and subsidiaries. Legend Group Holdings, LLC and subsidiaries will amortize the related charge over the vesting period and allocate a percentage of the charge to the Company in a manner similar to which they allocate payroll-related charges.

LEGEND EQUITIES CORPORATION

Computation of Net Capital Under Rule 15c3-1

December 31, 2003

Computation of net capital:		
Total owner's equity from balance sheet	$	2,711,121
Deduct—total nonallowable assets		1,014,236
Net capital	$	1,696,885
Computation of aggregate indebtedness:		
Total liabilities from balance sheet	$	1,757,213
Aggregate indebtedness	$	1,757,213
Computation of basic net capital requirement:		
Minimum net capital	$	117,148
Excess net capital		1,579,737
Ratio: Aggregate indebtedness to net capital		1.04
Nonallowable assets and other deductions:		
Receivables and other current assets		1,014,236

See accompanying independent auditors' report.

LEGEND EQUITIES CORPORATION

Computation for Determination of Reserve Requirements Under Rule 15c3-3
Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2003

The Company is not required to file the above schedules, as they are exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k)(2)(ii), as all broker and dealer transactions are cleared on a fully disclosed basis with a clearing broker or dealer, and the Company promptly transmits all funds and delivers securities received in connection with the Company's activities as a broker or dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers.

See accompanying independent auditors' report.

LEGEND EQUITIES CORPORATION

Reconciliation Pursuant to Rule 17a-5(d)(4)

December 31, 2003

The difference between the computation of net capital included in these financial statements and the net capital computation included in the Company's unaudited FOCUS Report filing as of December 31, 2003 is immaterial.

See accompanying independent auditors' report.

KPMG

KPMG LLP
Suite 1600, 1000 Walnut
P.O. Box 13127
Kansas City, MO 64106

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Legend Equities Corporation:

In planning and performing our audit of the financial statements of Legend Equities Corporation (the Company) for the year ended December 31, 2003, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures.

Because of inherent limitations in internal control, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the accounting system control procedures, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be used for anyone other than these specified parties.

KPMG LLP

Kansas City, Missouri
January 23, 2004